Room 4561
Via fax (781) 565-5565

May 19, 2010

Paul A. Ricci
Chairman of the Board and CEO
Nuance Communications, Inc.
1 Wayside Road
Burlington, MA 01803

      Re: **Nuance Communications, Inc.**
             Form 10-K for the Fiscal Year Ended September 30, 3009
             Filed November 25, 2009
             File no. 0-27038

Dear Mr. Ricci:

      We have completed our review of your Form 10-K and related filings and have no further comments at this time on the specific issued raised.

                           Sincerely,

                           Kathleen Collins
                           Accounting Branch Chief